EXHIBIT 99.1
Qiao Xing Universal Announces Significant Step Forward for Its VoIP Business
Orders Received for 200,000 Units of its VoIP Terminal Products
     HUIZHOU, Guangdong, China, Dec. 22 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that significant progress has been made in its VoIP business, stating that it has secured recent orders from overseas for 200,000 units of VoIP terminal products. The orders were referred to the Company by a VoIP operating company (VoIP Operator) qualified to carry out VoIP telephony in China and abroad. This VoIP operating company has signed an agreement to grant XING the exclusive agency rights for development, production, sales and operation of VoIP telephony terminal products. (For details, please refer to our release announced November 14, 2005).
     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal said, “The Shipments for these orders are expected early 2006. According to the agreement between XING and the VoIP Operator, for this transaction alone, the sales profit from terminal products and share of profit from operation business could reach USD 4.5 million.”
     “Since the launch of the new generation of VoIP terminal products in 2004, XING, and its subsidiary, have set up close strategic relations with SOYO group, an OTCBB listed company, and the above-mentioned VoIP Operator.
     “In accordance with the policy of the Ministry of Information Technology of PRC, China’s six largest telecommunication operators are now permitted to run VoIP business. Being one of the biggest players in China’s indoor phone market, XING has maintained long-term relations with these operators including China Telecom, China Netcom, and China Railcom. For XING, it means extremely enormous opportunities to further cooperate with them in the area of VoIP terminal products and operating activities.
     “In view of the huge market potential of the VoIP business both in and out of China, I would like to reaffirm that by the end of 2006, the sales profit from VoIP terminal products, plus the share of profit from activities relating to VoIP operations, are expected to be over US$15 million. Furthermore, it is expected that XING’s VoIP business would grow 120% per year from 2006 to 2008.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                    12/23/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)